SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE

June 6, 2019

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom Scott Anderegg Robert Babula Andrew Blume

Re:	The RealReal, Inc. Amendment Nos. 1 and 2 to Draft Registration Statement on Form S-1 Submitted May 16 and 22, 2019 Registration Statement on Form S-1 Filed May 31, 2019 File No. 333-231891

Ladies and Gentlemen:

On behalf of our client, The RealReal, Inc. (“The RealReal” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 3, 2019 (the “Comment Letter”), relating to the above referenced amended Draft Registration Statements on Form S-1 submitted to, and Form S-1 filed with, the Commission (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version filed on May 31, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

Draft Registration Statement Amendment No. 1 on Form S-1 filed on May 16, 2019

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 6, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Financial and Operating Metrics, page 55

1.	We have read your responses to comments 6 and 7 and revised disclosures and have the following comments:

•

You disclose that your GMV and take rate metrics exclude “certain buyer incentives.” Please clearly disclose the specific buyer incentives that you exclude from your GMV and take rate metrics and explain to us why you exclude these incentives.

Response: The Company advises the Staff that it directs buyer incentives to individual new members after they register to incentivize first time purchases and to existing individual buyers and consignors in order to build loyalty and transaction volume. These incentives take the form of coupons or promotions that offer credits in connection with purchases on our platform. The Company excludes the effect of these incentives from its calculation of GMV because, as disclosed in Amendment No. 1 and discussed in its prior response letter, the Company uses GMV before any exclusions such as returns and cancellations as the metric by which management measures business performance in real time and is the basis for variable compensation targets and management bonuses.  In contrast to these directed incentives, when the Company provides platform-wide discounts to all members, such as “20% off Celine,” it calculates GMV net of the discounts as they are effectively generalized price reductions.

The Company has revised the disclosure on page 56 of Amendment No. 1 to reflect this information in response the Staff’s comment.

•

Please tell us your consideration of supplementing your current “gross” GMV figure by presenting a “net” GMV figure that incorporates actual sales cancellations, returns, and customer discounts. It appears that such amounts are readily determinable and available and that netting such items in GMV would more directly correlate with your GAAP revenues. To the extent you believe your current presentation is sufficient, please separately discuss the added benefits to investors of grossing up GMV for each of these items.

Response: The Company has revised the disclosure on page 56 of Amendment No. 1 to address the Staff’s comment.

•	With a view towards transparency, revise your disclosure to discuss the limitations associated with GMV.

Response: The Company has revised the disclosure on page 56 of Amendment No. 1 to address the Staff’s comment.

June 6, 2019

Results of Operations, page 57

2.

We have reviewed your response to comment 9 and your disclosure on page 1 indicating that you offer products across multiple categories, including women’s, men’s, kids’, jewelry and watches, and home and art. Please revise your disclosures to quantify revenues by these, or similar, product categories, or tell us why providing such information under ASC 280-10-50-40 is impracticable. We note that you already disclose GMV by similar product categories on page 84, so it is unclear why disclosing revenues on a GAAP basis would be impracticable or not useful to investors.

Response: The Company considered the disclosure guidance under ASC 606-10-50-5 which requires disaggregation of revenue “into categories that depict how the nature, amount, timing, and uncertainty of revenue are affected by economic factors” to provide information to help the financial statement users understand the composition of revenue.  The Company believes that its current presentation, which disaggregates total revenue by (1) consignment and service revenue and (2) direct revenue, accomplishes this disclosure objective. These two categories are subjected to different economic factors, most specifically, the direct revenue stream is not part of the Company’s core strategy for future growth (it is primarily a byproduct of accepting returns from buyers after consignors have been paid) and is subject to inventory ownership risks that its consignment category is not. Furthermore, providing separate disclosure of the direct revenue and related costs of direct revenue was a focal point during diligence discussions with the underwriters during the Registration Statement drafting process, leading the Company to believe that this level of information was most meaningful to investors.

For the reasons outlined in the ensuing paragraphs, the Company does not believe disclosures that further disaggregate total revenue by product category would be meaningful to investors or representative of the Company’s business model.

As noted previously, the Company included GMV by product category in the business section to provide investors high level insight into the supply and demand of various categories of goods that are offered through its site. While, as noted above, GMV is not a proxy for revenue or revenue growth and is not used for that purpose, the Company respectfully submits that the disclosure as presented does provide useful data to potential investors on the relative proportions of types of items sold through its platform. However, the Company generates revenue primarily from one type of performance obligation: consignment services (see further discussion of the nature of this performance obligation in the Staff’s comment # 5). Such services are consistent across all consigned goods and marketed to the same customer group, regardless of product category.

June 6, 2019

Consignment revenue is driven by the volume of consignor activity as well as the value of the goods consigned, not by product category. Regarding direct revenue, which is a relatively small portion of total revenue, the Company also does not track sales by product category, but rather focuses on the total volume of direct revenue relative to consignment revenue. The volume and trends in direct revenue are not dependent on product category, but rather are impacted by the timing of returned goods as compared to the timing of consignor payments across all categories. Therefore, disclosure of direct revenue by product category would not be meaningful to investors.

Additionally, the Company most prominently discloses throughout the registration statement that it operates in the luxury goods market. The various products that are offered through its platform are part of this broader market and equally subject to the same economic factors. For example, under Risk Factors, the Company discloses that its operating results rely on consumer discretionary spending within the luxury goods market and is influenced by various factors, including but not limited to, unemployment levels, consumer debt levels, and credit availability.  The Company does not believe, nor has disclosed, that any of the product categories that are part of the luxury goods market would be impacted differently by these factors or others. As such, high levels of unemployment, for example, could negatively influence consumer discretionary spending across all of the luxury goods product categories.

Finally, while the Company is able to provide GMV by product category, it does not track all components of total revenue in this manner, such as consignor payments and sales return reserve adjustments, nor does it use revenue by category metrics in managing the business. Specifically, consignor payments are tracked and paid by consignor, regardless of the product that the consignor sold through the Company’s platform. Similarly, the Company does not track revenue by category for direct sales for the same reasons described above. As such, we have not and do not currently intend to provide disclosures of net revenue disaggregated by product category in other internal or external communications for the purpose of evaluating financial performance, such as internal financial reports, Management, Discussion and Analysis within the registration statement or other investors’ presentations.

3.	We have read your response to comment 10 and have the following comments. Please apply these comments to both your annual and interim results of operations discussions

•

As previously requested, please explain in reasonable detail the factors that led to the increases in your GMV. In doing so, clearly explain the reasons why there were increases in active consignors and buyers.

Response: The Company has revised the disclosure on pages 60 and 63 of Amendment No. 1 to address the Staff’s comment.

•

Your disclosure on page 49 indicates that take rates “vary depending on the total value of goods sold through our online marketplace on behalf of a particular consignor as well as the category and price point of the items.” With a view towards understanding your business, explain to us how management assesses changes in take rates and clearly disclose the factors contributing to the changes in your take rate between periods. In doing so, ensure that you explain the specific changes to your commission structure referenced on pages 58 and 60.

June 6, 2019

Response: The Company has revised the disclosure on page 56 and 57 of Amendment No. 1 to address the Staff’s comment.

•

Within your quarterly and annual results of operations discussion, you explain that the increase in your direct revenues was driven in part by “an overall growth in our consignment business.” Considering the overly broad nature of this statement, please revise your discussion to identify the specific factors contributing to the significant increases in your direct revenues.

Response: The Company has revised the disclosure on pages 61 and 63 of Amendment No. 1 to address the Staff’s comment.

Certificate of Incorporation and Bylaw Provisions Exclusive Forum, page 118

4.

We note your response and revised disclosure to prior comment 15. Please revise your related exclusive forum risk factor on page 35 to reflect your revised disclosure. In addition, we also note that your proposed Certificate of Incorporation does not mirror your revised disclosure. Please revise or tell us why such revisions are not necessary.

Response: The Company has revised the disclosure on page 35 of Amendment No. 1 to address the Staff’s comment. The Company also advises the Staff that the form of Certificate of Incorporation to be in effect after the offering as filed with Amendment No. 1 mirrors the revised disclosure.

Note 5. Balance Sheet Components Other Accrued and Current Liabilities, page F-22

5.	We have read your responses to comments 16 and 17 related to your sales return reserve and have the following comments:

•	To the extent material, please revise your MD&A disclosures to discuss the impact of changes in the sales return reserve on your results of operations.

Response: The Company advises the Staff that the impact of changes in the sales return reserve is not material to its results of operations as disclosed in our MD&A. Our returns and cancellations rate has remained fairly consistent period over period ranging from 25% to 29% as disclosed on page 56 of Amendment No. 1. The Company further advises the Staff that its results of operations for all periods presented reflect provisions for sales returns which are primarily based on actual returns in the subsequent periods, and as such, there is very little estimation risk.

June 6, 2019

•

You indicate in your response that you obtain title to returned goods in “certain cases” where you have already remitted sales proceeds to consignors. Confirm whether or not you always obtain title to returned goods when consignors have already been paid and clarify if you ever obtain title to returned goods prior to payment to consignors.

Response: The Company advises the Staff that it always obtains title to returned goods when consignors have already been paid, and that it never obtains title to returned goods prior to payment to consignors. The Company does not ever take title to consigned goods available on the marketplace, except when an item is returned subsequent to payment to the consignor.

If the consigned goods are returned after the consignors are paid, the Company believes they can request the consignors to repay the amounts already remitted to the consignor and if so, title for the consigned goods would remain with the consignor. However, for operational and logistical purposes, the Company has elected to not request repayment of amounts already remitted to consignors and accordingly, elects to take title to these returned goods. This situation occurs because the Company processes payments to consignors at a set time each month, but returns come in throughout the month and sometimes after the payment processing date.

•

You indicate in your response that title of consigned goods transfer “from the consignor to the end customer after the expiration of the end of the customers return window.” Tell us how, if at all, the timing of title transfer from consignor to end customer impacts the point at which you recognize your consignment fee within revenue. In doing so, explain to us how you meet the criteria to recognize revenue under ASC 606 at the time a transaction is processed on your marketplace, a point in time occurring prior to the end customer obtaining title.

Response: The Company advises the Staff that the timing of title transfer from consignor to end customer (buyer) does not impact the point at which the Company recognizes its consignment fee within revenue.

The Company acknowledges the Staff’s request to explain how it meets the criteria to recognize revenue under ASC 606 at the time a transaction is processed on its marketplace, a point in time occurring prior to the buyer obtaining title (Step 5 of ASC 606). In order to do so, the Company believes that it is critical to understand when a contract with the consignor exists under ASC 606 (Step 1) and the nature of the promise to the consignor (Step 2).

June 6, 2019

In assessing Step 1, the Company determined that a contract with the consignor does not exist until a buyer has been identified for the consigned good which occurs upon purchase of the consigned good via the Company’s marketplace. This is because the consignor can terminate the consignment arrangement at any point prior to purchase of the consigned good by a buyer resulting in no consideration received by the Company and accordingly, there is no commercial substance to the contract (ASC 606-10-25-1d) until the purchase of the consigned good by the buyer.

In assessing Step 2, the Company concluded that the nature of the promise under the consignor arrangement is to provide a consignment service for the sale of consigned luxury goods on the consignor’s behalf. That is, the Company has agreed to market the consigned item and to identify a buyer for the item. The Company determined that the nature of the promise is not the consigned good itself as the Company does not control the consigned good at any time prior to transfer to the buyer. The consignor retains the ability to control or direct the use of the consigned good as the consignor can terminate the consignment agreement at any point up until the item is sold to the buyer (i.e. when the buyer pays for the purchase). After the buyer has paid for the product, the Company is required by the Consignor Terms and the Buyer Terms of Services to ship the product to the buyer. During this period, the buyer is able to direct the use of the product, by either cancelling the order or returning the product back to the Company. As such, the buyer, not the Company, has the ability to direct the use of product. Therefore, from the time of purchase, the buyer obtains control of the consigned goods from the consignor and this occurs prior to the point that title of the consigned good transfers from the consignor to the buyer (which occurs after the expiration of the end of the buyers’ return window). Said another way, the consignor relinquishes control of the consigned good to the buyer prior to the transfer of the legal title to the buyer. Therefore, as the nature of the promise is the consignment service and not the consigned good, the control of or legal title to the consigned good is not determinative for when the Company should recognize revenue for the consignment service provided in Step 5 as discussed next.

In assessing when to recognize consignment services revenue under Step 5 of ASC 606, the Company acknowledges that the nature of the promise is a service which would be recognized over time as the consignor simultaneously receives and consumes the benefits provided by the consignment service. However, as concluded in Step 1, the contract does not exist until the consigned goods are purchased by the buyer and processed on the Company’s marketplace. Furthermore, the Company assessed and concluded that the stand-ready obligation related to potential returns of the consigned goods is not a separate performance obligation consistent with

June 6, 2019

ASC 606-10-55-241. Additionally, the Company has elected to apply the practical expedient to account for shipping and handling as fulfillment activities, rather than as an additional performance obligation or a part of the consignment service. Therefore, the consignment service is deemed to be completed once the consigned goods are purchased by the buyer. As revenue cannot be recognized prior to the existence of a contract, this results in immediate recognition of consignment services revenue once the buyer is identified and the transaction is processed on the Company’s marketplace.

Note 10.  Share-based Compensation Plans Stock-based Compensation, page F-30

6.

Please provide us with the grant dates of any equity issuances, including stock options and convertible preferred stock, made during the last 12 months, as well as the underlying fair value per share of your common stock at each grant date. Explain to us the events or factors that support any material differences between recent valuations of your common stock leading up to the IPO and the estimated offering price, once determined.

Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with the requested information.

* * * *

[1]

ASC 606-10-55-24 “An entity’s promise to stand ready to accept a returned product during the return period should not be accounted for as a performance obligation in addition to the obligation to provide a refund.”

June 6, 2019

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at (650) 565-7005 or hbarry@sidley.com.

Sincerely,

/s/ Hank V. Barry
Hank V. Barry
Sidley Austin LLP

cc:

Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.

Dana DuFrane, General Counsel, The RealReal, Inc.

Martin A. Wellington, Sidley Austin LLP

Helen Theung, Sidley Austin LLP

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.